SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

January 23, 2014

Mr. Jay E. Ingram
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C.20549-4631

Re:	Songbird Development Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 3, 2013 File No. 333-191175

Dear Mr. Ingram,

Thank you for the review of our registration statement. We have amended our registration statement in response to your comments, please see our answers below:

General

1.
Notwithstanding your response to comment 3 in our letter dated October 10, 2013, we continue to believe that you are a shell company, as that term is defined in our rules. Note that the definition of a shell company does not turn on a company’s pursuit of a business plan, but rather on the nature and size of a company’s operations and assets. Since it appears from your disclosure that you have only nominal operations and assets consisting solely of cash, revise disclosure throughout the registration statement to state that you are a shell company. Additionally, disclose the consequences of your shell company status, including the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. Additionally, disclose your shell company status on the outside front cover page, and include a related risk factor.

For the reasons below, we do not believe that the Registrant is a shell company:

1.	Management continues to move forward while the website is being developed to a point that we are able to process and fulfill online orders.
2.	In the meantime we have fulfilled orders for a company for revenues of $45,830, continue to order from our vendors as orders are received.
3.	We have engaged three independent contractors to offer our products and have paid commissions to one of them on a sale he procured.
4.
We have signed a one year lease agreement for a U.S. office located in Portland, OR. and furnished it with a minimal amount of furniture and computer equipment until we receive funding and are able to expand it.

5.
Based on interest shown by management’s European contacts we purchased, in January 2014 for US$14,000, an office in Odesa, Ukraine which will be set-up and available for use in February 2014. Mr. Kaspruk will be working from this office instead of at his home and the company’s address will be changed to this office once it is set-up.

6.
In addition to the office purchase the company also purchased a delivery truck for US$8,300 in anticipation of orders coming in from the European market and we will be able to deliver product rather than pay shipping charges, a savings that can be passed along to our customers.

SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

We may issue shares of preferred stock in the future…, page 13; Description of Securities, page 42

2.
Since your articles of incorporation do not authorize preferred stock, revise your disclosures in the registration statement to reflect that fact. We note also your response to comment 34 in our letter dated October 10, 2013.

We apologize for the oversight. The registration statement has now been corrected throughout to disclose only the 75,000,000 share of authorized common stock, there are no preferred shares authorized by the Articles of Incorporation.

We intend to become subject to the periodic reporting requirements…, page 14

3.
Disclosure that the costs charged by independent public accountants and legal counsel for their services in preparing the reports cannot be accurately predicted appears inconsistent with disclosure on page 18 that you anticipate those costs over the next 12 months will be $18,000. Please reconcile the disclosures.

We have revised the disclosure in the risk factor to reconcile with the disclosure on page 18.

Use of Proceeds, page 20; Liquidity and Capital Resources, page 27

4.
Disclosure that you expect to incur total expenditures of $53,990 if 75% of the shares are sold is inaccurate. Revise to indicate that you expect to incur total expenditures of $53,000 if 75% of the shares are sold.

The disclosure has been corrected.

Revenues and Results of Operations for the Three Months Ended October 31, 2013, page 26

5.	Disclosure in the statements of operations for the three months ended October 31, 2013 indicates that you paid a sales commission of $1,500. Please advise to whom you paid the sales commission.

The commission was paid to Mr. Harry Cottman, an independent contractor.

Liquidity and Capital Resources, page 27

6.	Disclosure that your current cash on hand is $4,056 is inconsistent with disclosure in the financial statements that your current cash on hand is $29,210. Please reconcile the disclosures.

The disclosure has been corrected.

In General, page 29

SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

7.
Disclosure that the total estimated amount of funds required to develop your business is between $13,990 and $73,990 is inconsistent with disclosures on page pages 20 and 27 that the total estimated amount of funds required to develop your business is between $13,000 and $73,000. Please reconcile the disclosures.

The disclosures have been reconciled.

Description of Property, page 35

8.
Revised disclosure indicates that you signed a one year lease for office space in October 2013. Advise what consideration you have given to filing the lease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

The lease agreement has been added as Exhibit 10.4.

Report of Independent Registered Public Accounting Firm, page F-1

9.
We note your response to comment 33. Please revise to provide an audit report that refers to the proper balance sheet date of July 31, 2013. The revised audit report should also refer to the proper period December 27, 2012 (inception) to July 31, 2013.

The auditor has provided a corrected audit report.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.2

10.	Please revise to provide a consent that refers to the proper audit report date of September 13, 2013.

The auditor has provided a corrected consent.

SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

The company acknowledges that:

☐ Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

☐ The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

☐ The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide further information upon request.

Sincerely,

/s/ Igor Kaspruk
Igor Kaspruk
President